UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.80 per share

(Title of Class of Securities)

835438409

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13D	Page 2 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 347,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 347,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 3,698,230 shares of Class A Common Stock, par value $0.80 per share, outstanding as of May 4, 2007, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on May 11, 2007.

CUSIP No. 835438409	13D	Page 3 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 347,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 347,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D	Page 4 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 347,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 347,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D	Page 5 of 14 pages

Item 1. Security and Issuer.

This statement relates to shares of Class A Common Stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation, a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 116 Huntington Avenue, Boston, MA 02116.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; GPC LXV, LLC, a Delaware limited liability company; and Mercury Global Alpha Fund LP, a Delaware limited partnership (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned beneficially by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 835438409	13D	Page 6 of 14 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $5,603,716.27. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on January 17, 2005, as amended on April 4, 2005, February 14, 2006, July 10, 2006 and February 14, 2007, to report the acquisition of the Shares. On June 26, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, GPC LXV, LLC and Mercury Global Alpha Fund LP owned beneficially 111,844; 112,151; 42,766; 48,524; and 32,157 Shares, respectively, representing approximately 3.0%; 3.0%; 1.2%; 1.3%; and 0.9% respectively, of the shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 347,442 Shares, constituting 9.4% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 347,442 Shares, constituting 9.4% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 347,442 Shares, constituting 9.4% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 835438409	13D	Page 7 of 14 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007

Exhibit B	Schedule of Transactions in Shares of the Issuer

Exhibit C	Joint Filing Agreement

CUSIP No. 835438409	13D	Page 8 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 835438409	13D	Page 9 of 14 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007

Exhibit B	Schedule of Transactions in Shares of the Issuer

Exhibit C	Joint Filing Agreement

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

June 26, 2007

Sonesta International Hotels Corporation

Board of Directors:

Peter J. Sonnabend

Vernon R. Alden

George S. Abrams

Jean C. Tempel

Joseph L. Bower

Roger P. Sonnabend

Paul Sonnabend

Stephanie Sonnabend

Charles J. Clark

116 Huntington Avenue

Boston, MA 02116

Dear Directors:

Mercury Real Estate Advisors LLC (“Mercury”), together with its managed investment funds, is the largest independent shareholder of Sonesta International Hotels Corporation (“Sonesta” or the “Company”), owning a reported stake of 9.4% in the Company. As you are aware, we have been a long term and supportive shareholder of the Company. We are writing in response to the Company’s announcement on June 4, 2007 that it had hired Goldman, Sachs & Co. to assist it in a review of strategic options available to the Company to enhance shareholder value.

We applaud your decision to undertake this strategic review, as it has been clear to us for some time that the Company’s diminutive size, controlling family ownership and consequent share illiquidity make Sonesta ill-suited to be a publicly traded company. Our belief was compounded by the recent closure of the Sonesta Key Biscayne Hotel in anticipation of its redevelopment as a luxury condominium project. While the transaction made sound business sense, it substantially reduced the Company’s already small revenue base. Overall, it is not efficient for a company with a $115 million equity capitalization to try to incur the sizeable legal, accounting, regulatory costs that are borne by a public company, all of which are even more burdensome under Sarbanes-Oxley.

We further believe that the Company’s attractive assets are not appropriately valued in a public market obsessed with quarterly earnings. With modest net debt associated with the well-located 400 room Royal Sonesta Hotel Boston (Cambridge) and the significant value imbedded in the unique Key Biscayne property (the land is conservatively valued at $160 million and significant development profits are yet to be reaped), we believe that the intrinsic value of Sonesta is dramatically in excess of the current public market value.

Another reason for pursuing strategic alternatives is the unique market opportunity created by a growing number of investors interested in purchasing real estate assets, especially hotel assets. The dramatic growth of the private equity real estate funds, in particular, has spawned a number of public real estate mergers and acquisitions over the last two years, including ten completed or pending transactions in the United States hospitality business alone, according to SNL Financial. These acquisitions include La Quinta Corporation, MeriStar Hospitality, Boykin Lodging, Jameson Inns, Four Seasons Hotels, Winston Hotels, Innkeepers USA Trust, Highland Hospitality, Eagle Hospitality and most recently Equity Inns.

Given the Company’s undervalued share price, the impracticalities associated with being a public company and the intense interest among investors in companies like Sonesta, it is very timely that the Company explores strategic options, including either selling its assets or soliciting a buyout offer. A recent article in the Wall Street Journal on June 21, 2007 entitled “Hotel Buying Frenzy Intensifies” highlighted the extremely strong demand for hotel assets from private-investment companies, with one of the demand drivers being that “hotel yields in the form of capitalization rates - the return on investment in the first year of ownership - are still relatively high compared with their other commercial real estate cousins.” These attractive relative yields are piquing the interest of many real estate private-investment companies that are flush with cash and actively seeking investment opportunities.

The study of strategic options in a family-run and family-controlled business does, however, warrant several important considerations. Sonesta is a company with seven of 11 executive officers belonging to the extended Sonnabend family, four of nine directors belonging to the extended Sonnabend family and 39.2% of the Company’s common stock owned by Sonnabend family executives or directors. We have also been advised that certain Sonnabend family members not serving as executive officers or directors also own a substantial percentage of the common stock, giving the entire Sonnabend family majority ownership of the Company. Given these facts, it is obvious that certain protective mechanisms must be instituted by the independent members of the Board of Directors to insure the integrity of the strategic process and protect the interests of minority shareholders. Unfortunately, we have seen far too many circumstances where similarly situated companies are the subject of a controlling family’s attempt to take such company private at a price that does not reflect the company’s intrinsic value.

We would strongly advise the independent members of the Board of Directors to institute in advance procedures to accomplish the following:

1)	Gauge whether there is any potential family interest in taking the Company private. If so, the independent directors should immediately form a committee that hires independent legal and investment banking counsel.

2)	Require that any interested party offer be subject to the approval of a majority of non-Sonnabend family shareholders.

3)	Resist any breakup fee or other restrictions that would chill the interest of third parties.

The independent members of the Board of Directors would appear to have the business standing and professional expertise to be completely attuned to these issues and their overall fiduciary duties. Nonetheless, out of an abundance of caution, we respectfully submit these suggestions. We will be following the progress of the strategic review with intense interest and anticipate a professional process with an economically fair and market driven outcome.

We would appreciate the opportunity to discuss these matters with the independent members of the Board of Directors as soon as possible.

Very truly yours,

David R. Jarvis Chief Executive Officer	Malcolm F. MacLean IV President

CUSIP No. 835438409	13D	Page 13 of 14 pages

Exhibit B

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/30/2007	200.00	28.000
05/17/2007	(75.00)	24.684
05/24/2007	1000.00	24.252
05/31/2007	3190.00	24.249
6/26/2007	15,000	30.50

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/25/2007	800.00	26.121
05/31/2007	4210.00	24.249
06/15/2007	(29000.00)	30.950
6/26/2007	10,000	30.50

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/02/2007	500.00	26.070
05/03/2007	200.00	27.900
05/16/2007	600.00	26.422
05/17/2007	2000.00	23.385
05/22/2007	1600.00	24.743
05/23/2007	100.00	24.900
05/30/2007	1670.00	24.261

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/17/2007	(200.00)	24.684

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 835438409	13D	Page 14 of 14 pages

Exhibit C

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of June 27, 2007.

Date: June 27, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature